# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### June 25, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Neiman Marcus, Inc.

### File No. 333-133184-12 - CF#25325

_____

Neiman Marcus, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on October 20, 2009.

Based on representations by Neiman Marcus, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.30 | through June 14, 2015 |
| Exhibit 10.31 | through June 14, 2015 |
| Exhibit 10.46 | through June 14, 2015 |
| Exhibit 10.47 | through June 14, 2015 |
| Exhibit 10.48 | through June 14, 2015 |
| Exhibit 10.49 | through June 14, 2015 |
| Exhibit 10.51 | through June 14, 2015 |
| Exhibit 10.52 | through June 14, 2015 |
| Exhibit 10.53 | through June 14, 2015 |
| Exhibit 10.54 | through June 14, 2015 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel